Filed by Spring Valley Acquisition Corp. III

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp. III

Commission File No. 001-42822

Subject Company: General Fusion Inc.

Date: February 20, 2026

This filing relates to the proposed transactions pursuant to the terms of that certain Business Combination Agreement, dated January 21, 2026 (the “Business Combination Agreement”), among Spring Valley Acquisition Corp. III, an exempted company limited by shares incorporated under the Laws of the Cayman Islands (“SVIII”); General Fusion Inc., a British Columbia limited company (“General Fusion”), and 1573562 B.C. Ltd., a British Columbia limited company (“NewCo”), pursuant to which, among other things, (i) SVIII will continue from the Cayman Islands to British Columbia, (ii) NewCo will amalgamate with and into General Fusion (the “Amalgamation”), with NewCo surviving the Amalgamation as a wholly-owned subsidiary of SVIII, pursuant to an arrangement under the applicable provisions of the Business Corporations Act (British Columbia) and the plan of arrangement attached as an exhibit to the Business Combination Agreement, and (iii) SVIII will change its name to “General Fusion Group Ltd.”

On January 23, 2026, the following article by Hana Askren was published online by Mergermarket behind a paywall, which was provided to General Fusion on February 20, 2026.

General Fusion to focus on technical milestones after de-SPAC transaction - chief strategy officer

•	USD 105m PIPE already committed

•	Commercial operations projected for 2035

General Fusion, a Richmond, British Columbia-based fusion energy company, plans to use proceeds from its merger with a special purpose acquisition company to further develop its technology, said Chief Strategy Officer Megan Wilson.

The company announced a SPAC transaction yesterday with Spring Valley Acquisition III. The deal values the company at about USD 1bn pro forma equity value, including a USD105m private placement in public equity (PIPE) from "leading institutional investors" and USD230m of the SPAC’s trust capital, assuming no redemptions.

The de-SPAC process is expected to conclude by mid-2026.

Wilson declined to name the PIPE investors but said the syndicate of committed capital will remove risk from the transaction.

The SPAC’s management team, affiliated with partners at Texas-based Pearl Energy, has previously completed transactions with renewable and small modular reactor (SMR) companies. Spring Valley Acquisition I took SMR company NuScale Power public, and Spring Valley Acquisition II announced a deal last year with uranium explorer and SMR company Eagle Energy Metals, expected to close this quarter.

Proceeds from the deal will be used to fund further development of General Fusion's Lawson26 demonstration machine, Wilson said. Over the next two years, the company aims to reach three milestones: first, compressively heating plasma to 1 keV (10 million degrees Celsius) and second, to 10 keV (100 million degrees Celsius).

The third milestone will be achieving the "Lawson criterion," a state in which the machine produces more energy than it consumes — something no one has yet accomplished, according to Wilson. Asked how General Fusion plans to reach that goal, she said the milestones are based on targets informed by the company’s previous results.

After those milestones are reached, the company will require additional capital to develop its commercial-scale plant, she said. While declining to specify the amount needed, Wilson added that the value created by achieving the Lawson criterion would help the next fundraising process. The company is concurrently undertaking feasibility and other site development work and is targeting a fully operational commercial power plant by 2035.

She declined to name potential customers but said the company’s advisory committee consists of more than a dozen utilities and other potential early adopters.

General Fusion is in conversations with potential off takers as well, she added. Those agreements could take a variety of formats, including traditional offtake contracts, equity investments in the company, or equity sponsorship of a specific project, she said.

Beyond early adopters, General Fusion could pursue other types of partners, such as its partnership with engineering firm Hatch. As a company “eager to see fusion come to market,” Hatch became involved with General Fusion and ultimately decided to invest, she said. “That’s how we like to develop partnerships and relationships.”

Founded in 2002 by Canadian physicist Dr. Michel Laberge, General Fusion had raised about USD 400m in private capital.

Last year, the company laid off staff when it reportedly ran short on cash. It then raised USD22m in August and an additional USD 37.4m in December while reportedly under pressure from investor PenderFund to go public to generate a return.

General Fusion’s technological approach differs from others that rely on ultra-high powered magnets, lasers, and novel materials, Wilson explained. Its magnetized target fusion technology uses a liquid metal wall to encase the plasma and prevent it from destroying the machine, while also enabling tritium fuel generation.

In a conference call announcing the deal, Spring Valley CEO Chris Sorrells compared it to TAE Technologies’ USD 3.1bn merger with Trump Media & Technology Group in December 2025, and NuScale’s USD 1.9bn SPAC deal in 2022.

Fusion carries a lighter regulatory burden than fission as it doesn’t share fission’s issues with waste, spent fuel, and security concerns, according to a company presentation. The ADVANCE Act, which was signed into US law in 2024, included provisions for fusion regulations, separating them from regulations related to fission.

by Hana Askren

***

Additional Information and Where to Find It

In connection with the transactions contemplated by the Business Combination Agreement (the “Business Combination”), SVIII intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), which will include a prospectus with respect to SVIII’s securities to be issued in connection with the proposed Business Combination and a proxy statement to be distributed to holders of SVIII’s Class A ordinary shares in connection with SVIII’s solicitation of proxies for the vote by SVIII’s shareholders with respect to the proposed Business Combination and other matters to be described in the Registration Statement (the “Proxy Statement”). After the SEC declares the Registration Statement effective, SVIII plans to file the definitive Proxy Statement with the SEC and to mail copies to SVIII’s shareholders as of a record date to be established for voting on the proposed Business Combination and other matters to be described in the Registration Statement. This document does not contain all the information that should be considered concerning the proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that SVIII may file with the SEC. Before making any investment or voting decision, investors and securityholders of SVIII and General Fusion are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the proposed Business Combination as they become available because they will contain important information about General Fusion, SVIII and the proposed Business Combination. Investors and securityholders will be able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVIII through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVIII may be obtained free of charge from SVIII’s website at www.sv-ac.com or by directing a request to Spring Valley Acquisition Corp. III, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

General Fusion, SVIII and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVIII’s shareholders in connection with the proposed Business Combination. For more information about the names, affiliations and interests of SVIII’s directors and executive officers, please refer to the final prospectus from SVIII’s initial public offering, which was dated September 3, 2025 and filed with the SEC on September 4, 2025 (the “IPO Prospectus”) and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVIII’s shareholders generally, will be included in the Registration Statement and the Proxy Statement, when they become available. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully, when they become available, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVIII’s, General Fusion’s, or their respective management teams’ expectations concerning the proposed Business Combination and expected benefits or timing thereof; the outlook for General Fusion’s business, including its ability to commercialize magnetized target fusion (“MTF”) or any other fusion technology on its expected timeline or at all; statements regarding the current and expected results of General Fusion’s Lawson Machine 26 (“LM26”) program; the ability to execute General Fusion’s strategies, including on any expected timeline or anticipated cost basis; projected and estimated financial performance; anticipated industry trends; future capital expenditures; government regulation of fusion energy; and environmental risks; as well as any information concerning possible or assumed future results of operations of General Fusion. The forward-looking statements are based on the current expectations of the respective management teams of SVIII and General Fusion, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVIII’s securities; (ii) the failure to satisfy the conditions to the consummation of the proposed Business Combination, including the adoption of the Business Combination Agreement by the shareholders of SVIII and the receipt of regulatory approvals; (iii) market risks; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (v) the effect of the announcement or pendency of the proposed Business Combination on General Fusion’s business relationships, performance, and business generally; (vi) risks that the proposed Business Combination disrupts current plans of General Fusion and potential difficulties in its employee retention as a result of the proposed Business Combination; (vii) the outcome of any legal proceedings that may be instituted against General Fusion or SVIII related to the Business Combination Agreement or the proposed Business Combination; (viii) failure to realize the anticipated benefits of the proposed Business Combination; (ix) the inability to maintain the listing of SVIII’s securities or to meet listing requirements and maintain the listing of the combined company’s securities on Nasdaq; (x) the risk that the proposed Business Combination may not be completed by SVIII’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVIII; (xi) the risk that the price of the combined company’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters, national security tensions, and macro-economic and social environments affecting its business; (xii) laws and regulations governing General Fusion’s research and development activities, and changes in such laws and regulations; (xiii) any failure to commercialize MTF on the expected timeline or at all, including any failure to achieve the objectives of the LM26 program; (xiv) environmental regulations and legislation; (xv) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xvi) fluctuations in currency markets; (xvii) General Fusion’s ability to complete and successfully integrate any future acquisitions; (xviii) increased competition in the fusion industry; (xix) limited supply of materials and supply chain disruptions; and (xx) the risk that the proposed private placement of convertible preferred shares and warrants by General Fusion (the “PIPE Financing”) may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all, including as a result of the restrictions agreed to in connection with the PIPE Financing. The foregoing list is not exhaustive, and there may be additional risks that neither SVIII nor General Fusion presently know or that SVIII and General Fusion currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the “Risk Factors” section of the IPO Prospectus and the risks to be described in the Registration Statement; and those discussed and identified in filings made with the SEC by SVIII from time to time. General Fusion and SVIII caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither General Fusion nor SVIII undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that General Fusion or SVIII will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the proposed Business Combination, in SVIII’s public filings with the SEC, which are or will be (as applicable) accessible at www.sec.gov, and which you are advised to review carefully.